UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*


                        Osicom Technologies, Inc.
                           (Name of Issuer)


                             Common Stock
                    (Title of Class of Securities)


                              688271 30 3
                             (CUSIP Number)

             c/o Greenbaum, Rowe, Smith, Ravin, Davis & Himmel
                         W. Raymond Felton, Esq.
                          99 Wood Avenue South
                            P.O. Box 5600
                       Woodbridge, New Jersey 07095
            (Name, Address and Telephone Number of Person
            Authorized to Receive Notice and Communications)

                          September 16, 1996
       (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ____. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP NO. 688271 30 3                           Page 2 of 4 Pages

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Brite Lite Industries, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a) _X_

     Members of Group:  Barry Witz

   (b) ___

3. SEC USE ONLY


4. SOURCE OF FUNDS*

   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      ___

   Not Applicable

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Brite Lite Industries, Inc. - Nevada corporation
   Barry Witz - United States

                              7.  SOLE VOTING POWER
          NUMBER OF
           SHARES                 Brite Lite
        BENEFICIALLY               Industries, Inc. - 963,425
          OWNED BY                Barry Witz - 359,500
            EACH
         REPORTING
           PERSON
            WITH

                              8.  SHARED VOTING POWER

                                 Brite Lite Industries, Inc. - 0
                                   Barry Witz - 0

                              9.  SOLE DISPOSITIVE POWER

                                   Brite Lite
                                    Industries, Inc. - 963,425
                                   Barry Witz - 359,500

                             10.  SHARED DISPOSITIVE POWER

                                 Brite Lite Industries, Inc. - 0
                                 Barry Witz - 0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Brite Lite Industries, Inc. - 963,425
     Barry Witz - 1,322,925


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* ___

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Brite Lite Industries, Inc. - 9.3%
     Barry Witz -  12.8%

14.  TYPE OF REPORTING PERSON*

     Brite Lite Industries, Inc. - CO
     Barry Witz - IN

Item 1.  Security and Issuer

     (a) The title of the class of equity securities to which this statement relates is common stock.

     (b) The name and address of the principal executive office of the issuer is:

          Osicom Technologies, Inc.
          2800 - 28th Street
          Santa Monica, California 90405


Item 2.  Identity and Background

     (a) (b)  Name & Address:
              Brite Lite
               Industries, Inc. - 505 S. Beverly Dr.
                                  Suite 1066
                                  Beverly Hills, CA 90212
              Barry Witz - 1952 Coldwater Canyon Drive
                           Beverly Hills, CA  90210

     (c)  Occupation/Employment:

          (1) The reporting person is a corporation which invests in public entities and private entities. Its principal shareholder, director and officer is Barry Witz.

          (2) Barry Witz was appointed a director of Osicom Technologies, Inc. on September 30, 1996. Mr. Witz also serves as Chairman of the Board of Saratoga Brands, Inc., a Nasdaq company engaged in production, importation, and distribution of premium cheeses and Italian foods. Mr. Witz is focused on turn-around situations, in which he can bring his financial and legal expertise to assist in financial restructuring, recapitalizations, mergers and acquisitions. Since 1994, he has been Chairman of the Board, Director and President of Brite Lite Industries, Inc., a privately held company. Mr. Witz has acted as an attorney for the United States Securities and Exchange Commission, he has been an officer of the New York Stock Exchange, and was a Senior Partner in the law firms of Arney, Hodes, Costello, Berman, and Wood, Lucksinger & Epstein.


     (d) During the last five (5) years, neither of the members of the group have been convicted in a criminal proceeding.

     (e) During the last five (5) years, neither of the members of the group have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:

           Brite Lite Industries, Inc. - Nevada corporation
           Barry Witz - United States


Item 3.  Source and Amount of Funds or Other Consideration

          N/A

Item 4.  Purpose of Transaction

          The reporting persons intend to continue to acquire, in the open market, additional securities of the Issuer on an ongoing basis.

          The reporting persons have no plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any material change in the present capitalization or dividend policy of the Issuer;

          (d) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (e) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

          (f) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

          (g) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

          (h) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting person are as follows:

                                    SHARES          %

     Brite Lite Industries, Inc.     963,425       9.3%
     Barry Witz                    1,322,925       12.8%


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits

     There are no exhibits filed with this Schedule.


Signature


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   BRITE LITE INDUSTRIES, INC.


October 21, 1996
                                    By:  /s/Barry Witz
                                       _________________________
                                         Barry Witz